SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2002

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ______________

(Assistant Company Secretary)

Date 2 September 2002

K:\L S S L\Other\Form 6-K\6K Signatures.doc

NEWS RELEASE

▶ FOR IMMEDIATE USE: 6 AUGUST 2002

SHELL SOLAR LAUNCHES NEW WEBSITE

Shell Solar, a global producer of photovoltaic cells, panels and systems, has launched its new website, www.shell.com/solar. The site is designed for easy accessibility and navigation.

"In designing our new site we have been committed to reducing the amount of time our partners and customers previously spent obtaining educational and technical information," explained Thomas Raab, Vice President Sales of Shell Solar. "Additionally, as part of our commitment to customer service, we wanted to make personal contact a top priority. Our goal has been to create an efficient, useful site, and I think we achieved that goal. We kept it simple."

The new website contains information on how to do business with Shell Solar, including its office locations, plus details of all Shell Solar's products and their warranties. Case studies and more generic information on Shell Solar and solar power are also featured.

ENQUIRIES:

Shell International Media Relations **Simon Buerk** **+44 (0) 20 7934 3453**

Notes to Editors

Shell Solar

Shell Solar is part of Shell Renewables, the business established by the Royal Dutch/Shell Group of Companies to develop commercial opportunities in renewable energy. Shell Solar's headquarters are in Amsterdam.

Shell Solar has photovoltaic (PV) manufacturing facilities with a total yearly capacity of some 60MW of solar panels:

- Ingot growing and wafers in Vancouver, Washington, US;
- Mono crystalline cells and modules in Camarillo, California, US;.
- Multi crystalline cells and modules in Helmond, the Netherlands, and multi crystalline cells at its factory in Gelsenkirchen, Germany;
- A second cell production line is being planned at Gelsenkirchen and will become operational in 2003.

Shell Solar products are marketed worldwide. The company employs around 1,100 people and has access to a global network of professional distributors and sales partners; sales offices are located in the US, Germany, the Netherlands, Singapore, India, Sri Lanka, South Africa and the Philippines.

Shell Solar focuses on developing PV solutions for two distinct market segments:

- **Grid Connected Solar Systems** ~ starting from 400watt systems to 1MW and above, depending on individual projects. This activity covers installation, maintenance and financing in areas where an electricity network is present.
- **Off Grid Solar Electrification** ~ bringing solar PV to end-users in remote areas, and solar powered solutions for remote industrial applications. This includes training, maintenance and all other after-sales activities.

The company has access to both mono- and multi crystalline cell technologies (the current mainstream solar cell technologies) and to thin film technology (the technology of the future, for which Shell Solar has an operational production line in Camarillo, California).

Shell Solar has supplied solar cells and modules with a peak power of almost 250 MW. This represents around one fifth of total solar power installed worldwide.

FOR IMMEDIATE USE: 8 AUGUST 2002

SHELL WELCOMES NORTH WEST SHELF VENTURE'S SUCCESS

The Royal Dutch/Shell Group of Companies (Shell) today welcomed the selection of Australia's North West Shelf Gas Joint Venture (NWS Venture) as the liquefied natural gas (LNG) supplier to Phase 1 of China's Guangdong LNG terminal.

Shell is a member of the NWS Venture through its subsidiary Shell Development (Australia) Pty Ltd, which has been actively working with the other five participants to secure the success of the NWS Venture and of Australia as a major LNG exporter.

The NWS venture will supply over three million tonnes per annum of LNG over 25 years to China's first LNG import project, starting from 2005-2006. The value of the LNG sales to the Australian venture is expected to be up to A$25 billion over the 25 year contract (around US$13.5 billion).

Shell Gas & Power's CEO Linda Cook said: "This is great news for the NWS Venture, for Australia and for Shell. We will continue to contribute Shell's resources and technical expertise to the NWS Venture to ensure its continued success as a competitive and reliable supplier of Australian LNG."

The bid for the supply contract was made by Australia LNG (ALNG), the NWS Venture's designated marketing agency in markets outside Japan. The NWS Venture is currently constructing a A$1.6 billion ($900 million) fourth LNG train, with first production scheduled for mid-2004. This latest contract is expected to underpin a fifth LNG train. Like the first four trains, it will utilise Shell technology.

The other five equal participants in the NWS Venture are: Woodside Energy Ltd (operator); BHP Billiton Petroleum (NorthWest Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd and Japan Australia LNG (MIMI) Pty Ltd. Shell is a 34 per cent shareholder in Woodside Energy Ltd.

Ends

ENQUIRIES:

Shell International Media Relations **Kate Hill** **+44 (0) 20 7934 2914**